

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2012

<u>Via E-mail</u>
Mr. Robert Peay
  Chief Financial Officer
Black Diamond, Inc.
2084 East 3900 South
Salt Lake City, Utah 84124

> **Re: Black Diamond, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 6, 2012**
> **File No. 1-34767**

Dear Mr. Peay:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis, page 27

Results of Operations

Consolidated Year Ended December 31, 2011 Compared to Combined Year Ended December 31, 2010, page 29

1.   We note that you have combined the results of the predecessor with those of the successor (on a stepped-up basis) for fiscal 2010 and for periods prior thereto. We also note your representation that "sales and most operating cost items are substantially consistent with those reflected by the Predecessor." However, as the results of operations for these fiscal periods have not been prepared on a consistent basis, we are not

persuaded that the results of the predecessor and the successor may be combined for purposes of your comparative discussions. We would regard the combined figure to represent a non-GAAP financial measure. For these reasons, in future filings and amendments thereto, please eliminate any numerical presentations or discussions that combine the results of the predecessor and the successor on a stepped-up basis. Instead, please compare the balances for the years ended December 31, 2011 and 2010 as presented in your audited historical income statements on page 44. We will not object if you wish to supplement this discussion with a discussion based on pro forma financial information for 2010. In that case, the pro forma financial information should be prepared and presented in a format consistent with Article 11 of Regulation S-X. In addition, any discussion of pro forma financial information should not be presented with greater prominence than the discussion of the historical financial statements required by Item 303 of Regulation S-K. Your presentation of cash flows on page 35 should also not be presented on a combined basis.

2.   See your discussion paragraphs of Cost of Goods Sold and Gross Profit. In future filings/amendments, please omit the third sentences that begin with "excluding," or revise to disclose the impact of the acquisition-related fair value adjustment without providing non-GAAP totals or margins of Cost of Goods Sold and Gross Profit.

Liquidity and Capital Resources, page 35

Net Cash From Operating Activities, page 35

3.   We note your disclosure on the non-GAAP measure free cash flow. In future filings, please expand to provide a reconciliation of how this amount was computed for each period presented, describe how this measure is used by the Company. Refer to Compliance and Disclosure Interpretations ("C&DI's"), Non-GAAP Financial Measures, Section 102, Question 102.07.

Contractual obligations, page 27

4.   In future filings, please provide a detail discussion within Liquidity and Capital Resources of your 5% Senior Subordinated Notes, including the significant terms of this debt, such as issuance and maturity date, interest rate, financial covenants, etc.

5.   In future filings, please expand the table to disclose, at a minimum, the amount of scheduled interest payments on your long-term debt obligations (i.e., fixed and variable rate). You may determine the appropriate methodology to estimate the interest payments. Your methodology and significant assumptions should be disclosed in a footnote to the table. If the amount of interest on variable rate debt cannot be reliably estimated, please disclose this fact and state the significant terms of the obligations.

Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Segment Information, page 52

6.   We note that you acquired two separate businesses and brands, only one of which was considered to be your predecessor. Please tell us how you have determined that these two distinctive brands constitute a single operating segment under ASC 280-10-50-1. Alternatively, if you believe that you have more than one operating segment which may be aggregated into a single reportable segment pursuant to ASC 280-10-50-11, please explain the basis for this conclusion.

7.   As a related matter, we note that goodwill was recorded in connection with the acquisitions of both BDEL and GMP. Please tell us whether you assign goodwill to the single operating segment referred to above, or whether you assign it to BDEL and to GMP as separate reporting units for the purpose of testing it for impairment.

Note 15. Subsequent Events, page 69

8.   We note that you modified certain financial covenants contained in your loan agreement with Zion First National Bank on March 2, 2012. We also note that the revolving credit facility balance of $22,356 has been paid off as of March 31, 2012. You state, in your related Form 10-Q, that you are in compliance with associated covenants on long term debt agreements as of March 31, 2012. Please tell us whether you would have been able to make this statement had you not modified the financial covenants on March 2, 2012 and/or paid down the balance of your revolving credit facility during the quarter ended March 31, 2012.   Finally, please confirm our assumption that you were in compliance with all associated long-term debt covenants as of December 31, 2011.

Forms 8-K – Filed June 13, 2012 and July 6, 2012

9.   We note you acquired POC Sweden AB on July 2, 2012 for approximately $43.5 million in cash and common stock. Please tell us your consideration as to the materiality of this acquisition for providing audited historical financial statements and pro forma financial statements pursuant to Rule 3-05 and Article 11 of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Margery Reich, Senior Review Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief